January 28, 2009
Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Cc: Ms. Kari Jin

RE: SEC Comment Letter to International Lottery & Totalizator Systems, Inc. (“ILTS”) Dated January 14, 2009

Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended April 30, 2008
Filed July 14, 2008 and August 5, 2008, respectively
File No. 000-10294

Item 8A. Disclosure Controls and Procedures, page 45

Dear Ms. Collins,

The management of ILTS has reviewed the comments provided.   Kindly find the SEC comments and Company responses below.

Comment No. 1

We noted your response to our prior comment 2 where you indicate management concluded that lack of disclosure with regards to your internal controls over financial reporting in your initial Form 10-KSB does not alter its overall conclusion that the Company's internal controls over financial reporting were effective as of the fiscal year covered by such report.   In our letter dated December 23, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  It is not clear from your response whether management's conclusions regarding your disclosure controls and procedures were impacted by your failure to report under Item 308(T).  Please explain.  Also, tell us the factors you considered which support your conclusion and refer to the applicable Commission rules, regulations or other guidance supporting that conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that your disclosure controls and procedures were effective.  Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year).  You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

Response No. 1

The Company respectfully submits that it complied with its obligations under Item 308T in all material respects through management's timely completion of the necessary and customary review of the Company's internal control over financial reporting and the disclosing of management's evaluation and assessment to shareholders. As a result, the Company does not believe it erred in concluding that its disclosure controls and procedures were effective as of April 30, 2008.

As discussed in the Company's prior response to the Staff dated January 9, 2009 (the "Company Response Letter"), management performed a detailed review of the Company's internal control over financial reporting as required by Item 308T of Regulation S-B prior to filing the Company's Form 10-KSB.  This review was completed under the framework set out in the Internal Control over Financial Reporting--Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework").  The COSO Framework is used by nearly all similarly situated public companies.  Item 8A in the Company's Form 10-KSB disclosed that internal controls over financial reporting and a detailed review of the internal control of financial reporting procedures were the responsibilities of management and also reported management's assessment with respect to such review. Specifically, the Company's Form 10-KSB indicated that the Company was required to provide such a management report for the fiscal year ended April 30, 2008 and disclosed management’s assessment following its evaluation that such internal controls over financial reporting were effective.  The Company believes that management's performance of the necessary and customary evaluations of the Company's internal controls over financial reporting as set forth in the COSO Framework and the reporting of this assessment are the most material elements of Item 308T from the perspective of its shareholders.

The Company acknowledges that its Item 308T disclosures could have been more detailed regarding management's responsibilities and its report and should have stated that the customary COSO Framework was used and that such results had not been attested to by its registered public accounting firm (though this could have been reasonably inferred by shareholders from the Company's disclosure that such attestation was not required until 2010).  The omissions were inadvertent, but if included would not have materially changed the Company's disclosures regarding its disclosure controls and procedures, internal control over financial reporting or its assessment of the effectiveness thereof.

The Company’s disclosure controls and procedures relating to preparation of the Item 8A disclosure in its Annual Reports on Form 10-KSB include (i) performance of the underlying evaluations as previously described in accordance with the COSO Framework, (ii) drafting of the disclosure, (iii) circulating the proposed disclosure to all department heads, Board members and Audit Committee members for review and comments prior to filing and (iv) circulating the proposed disclosure to the Company’s outside counsel and its independent public accounting firm for review and comments prior to filing.  Each of these elements was performed in connection with the Company’s most recent Form 10-KSB.

The Company has reviewed Compliance and Disclosure Interpretation 115.02 and Rule 13a-15(e) which were referenced by the Staff.  The Interpretation states that the "failure to provide this report [under Item 308T] renders the annual report ’materially deficient.’”  The Interpretation also states that if a company does not complete the necessary evaluation and provide the required report the company would not be deemed current in its Exchange Act reporting.  Neither is the case here, as prior to filing its Form 10-KSB, and in accordance with the Company's internal disclosure controls and procedures (as defined in Rule 13a-15(e)), the Company's management recorded, processed and summarized the necessary evaluation within the customary COSO Framework and then timely reported this assessment to shareholders in its Form 10-KSB.  The Company believes that compliance with Item 308T should be judged in the same manner as all other Items and requirements under Regulation S-B and that an immaterial and inadvertent omission from Item 308T in and of itself should not render the Company's Form 10-KSB not timely filed and materially deficient for purposes of Exchange Act reporting.  This would be a very harsh and punitive result under the circumstances where the Company has otherwise complied in all material respects with the substantive requirements of Item 308T in a timely manner.

In light of the foregoing the Company respectfully submits that it complied in all material respects with Item 308T through management's timely completion of the necessary and customary review of the Company's internal control over financial reporting and the disclosing of management's evaluation and assessment to shareholders.  The Company believes that it has also timely complied in all material respects with all other requirements of Form 10-KSB.  As a result, it is reasonable for the Company to determine that it did not err in concluding that its disclosure controls and procedures and its internal control over financial reporting were both effective as of April 30, 2008 and that its Form 10-KSB was not materially deficient or not timely made. Therefore, in light of the foregoing facts and circumstances and the harsh consequences of an adverse determination, the Company would respectfully request that the Staff concur in such a conclusion and not seek to impose upon the Company a finding that its filings to date have been materially deficient or not timely made and instead to permit the Company to amend its Item 308T disclosure as proposed in the Company Response Letter to bring such disclosure into more complete compliance with Item 308T.

/s/	Jeffrey M. Johnson
Jeffrey M. Johnson
President

/s/	T. Linh Nguyen
T. Linh Nguyen
Chief Financial Officer and Corporate Secretary